EXHIBIT 99.1

IIJ Corrects One Figure Disclosed in its Press Release Announced on November 7, 2017

TOKYO, Nov. 08, 2017 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE1:3774) has corrected one figure disclosed in its press release titled “IIJ Announces First Six Months Financial Results for the Fiscal Year Ending March 31, 2018” announced on November 7, 2017. The corrected points are underlined and italicized.

About Correction:
Page 6 of the press release titled “IIJ Announces First Six Months Financial Results for the Fiscal Year Ending March 31, 2018.”

[Before correction]
Balance sheets

As of September 30, 2017, the balance of total assets was JPY140,488 million, increased by JPY4,059 million from the balance as of March 31, 2017 of JPY137,395 million.

[After correction]
Balance sheets

As of September 30, 2017, the balance of total assets was JPY140,488 million, increased by JPY3,093 million from the balance as of March 31, 2017 of JPY137,395 million.

About IIJ

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, mobile services, security services, cloud computing services, and systems integration. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and management’s current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2017 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ’s ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ’s largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

For inquiries, contact:

IIJ Investor Relations
Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: https://www.iij.ad.jp/en/ir